Exhibit 99.3

August 4, 2008


Board of Directors
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 1179, Bermuda, BMU


Ladies and Gentlemen,

We are writing to express our disappointment in your response to our letter of July 24, 2008 (the "Letter"). We had hoped that an explanation of the legal foundations underlying our objections to the corporate governance structure of Orient-Express Hotels, Ltd. (the "Company") would lead to meaningful discussions with the Board. Your apparent disinterest in such a dialogue now forces us to seek alternative methods of holding the Board accountable to the Company's owners, the holders of its Class A common shares.

As we stated in the Letter, our Bermuda counsel have advised us that the Company's corporate governance structure is unsustainable under Bermuda law. They believe the Company's circular ownership structure, in which its wholly-owned subsidiary controls the Company through ownership of all of its super-voting Class B shares, is not authorized by the Bermuda Companies Act (the "Act") and would not withstand judicial scrutiny. In addition, our counsel have advised us that the manner in which the Company's subsidiary acquired the Class B shares was unlawful and that the manner in which these shares are held violates the provisions of the Bermuda Companies Act as to the terms upon which a company can hold or control its own shares, in particular the requirement that such shares cannot be voted. We also are advised that, under Bermuda law, an illegal corporate governance structure cannot be cured by disclosure. If this were the case, the essential protections of the Bermuda Companies Act would be meaningless.

There are many public companies with dual-class voting structures, but we are unaware of any other company whose super-voting shares are held by the company itself and not by a third party with an economic interest in the issuer of such super-voting shares. Indeed, we do not believe there is any other company -- in Bermuda or elsewhere -- with a governance structure that so entrenches its current board of directors and immunizes Board members and management from any accountability to the company's ultimate owners. Put simply, we have never seen a more unresponsive corporate governance structure.

In light of your unwillingness to confront these issues with us directly, we intend to deliver a requisition to the Company calling for a special shareholders meeting to give the Class A shareholders the opportunity to express their views on whether the Company's current governance structure should be revised. We believe that, as Board members, you should welcome the opportunity to ascertain the views of the Company's shareholders on such a fundamental issue. We expect that the Board will not frustrate the convening of such a meeting and will call it at the earliest possible opportunity.

We regret being forced into taking this step. We naturally reserve all of our rights as shareholders to pursue other available courses of action.

Very truly yours,

D. E. Shaw Oculus Portfolios, L.L.C.
By: D. E. Shaw & Co., L.L.C., as Managing Member


                  By:   /s/ Julius Gaudio
                        --------------------------
                        Julius Gaudio
                        Authorized Signatory


D. E. Shaw Valence Portfolios, L.L.C.
By:  D. E. Shaw & Co., L.P., as Managing Member


                   By:   /s/ Julius Gaudio
                        --------------------------
                        Julius Gaudio
                        Authorized Signatory


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CR Intrinsic Investments, LLC
By:  CR Intrinsic Investments, LLC


                  By:   /s/ Michael Doniger
                        --------------------------
                        Michael Doniger
                        Authorized Signatory